Exhibit 12.1

Acadia Healthcare Company, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(Dollars in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2011	2012	2013	2014	2015	2015	2016
EARNINGS:
(Loss) Income from continuing operations before income taxes	$(38,466)	$32,829	$69,245	$126,154	$164,753	$21,205	$32,479
Fixed charges, exclusive of capitalized interest (a)	10,338	31,360	39,281	50,758	113,365	23,346	40,696

Earnings	$(28,128)	$64,189	$108,526	$176,912	$278,118	$44,551	$73,175
FIXED CHARGES:
Interest charged to expense (b)	$9,223	$29,792	$37,271	$48,318	$106,859	$22,169	$37,735
Interest portion of rent expense (c)	1,115	1,568	2,010	2,440	6,506	1,177	2,961

Fixed charges, exclusive of capitalized interest	10,338	31,360	39,281	50,758	113,365	23,346	40,696
Capitalized interest	—	—	—	—	—	—	—

Total fixed charges	$10,338	$31,360	$39,281	$50,758	$113,365	$23,346	$40,696

Ratio of earnings to fixed charges	n/a	2.05x	2.76x	3.49x	2.45x	1.91x	1.8x

Amount by which earnings are inadequate to cover fixed charges	38,466	n/a	n/a	n/a	n/a	n/a	n/a

(a)	Calculated in fixed charges section below.
(b)	Interest charged to expense excludes interest income and includes amortization of debt issuance costs.
(c)	The interest portion of rent expense is estimated to be 20% of consolidated rent expense.